Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROSS BRODIE CUNNINGHAM
Date of last notice	29 February 2008

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	28 August 2008 and 2 September 2008
No. of securities held prior to change	14,989 performance rights issued pursuant to individual contract 66,847 performance rights issued pursuant to the Sims Group Long Term Incentive Plan
Class	See above
Number acquired	32,433 ordinary shares
Number disposed	14,989 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$524,615

+	See Chapter 19 for defined terms.

Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	17,444 ordinary shares
49,403 performance rights issued pursuant to the Sims Group Long Term Incentive Plan 2003 100,000 options (@$6.46) expiring 16 November 2003
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Vesting of 14,989 performance rights issued pursuant to individual contract

Vesting of 17,444 performance rights issued pursuant to the Sims Group Long Term Incentive Plan

On-market trade of 14,989 ordinary shares

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2